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The Board of Directors
Oak Technology, Inc.:


We consent to the incorporation by reference in the registration statement on Form S-4 of Oak Technology, Inc., filed on December 10, 1999 of our report dated July 30, 1999, relating to the consolidated balance sheets of Oak Technology, Inc. and subsidiaries as of June 30, 1999 and 1998, and related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999, and related financial statement schedule, which report appears in the June 30, 1999, annual report on Form 10-K/A of Oak Technology, Inc., and to the references to our firm under the headings "Oak Selected Historical Consolidated Financial Data" and "Experts" in the prospectus.




/s/ KPMG LLP

Mountain View, California
December 10, 1999